SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HOST HOTELS & RESORTS, L.P.

(Name of Subject Company (Issuer))

HOST HOTELS & RESORTS, L.P. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

3.25% Exchangeable Senior Debentures Due 2024

(Title of Class of Securities)

44108EAT5

(CUSIP Numbers of Class of Securities)

Elizabeth A. Abdoo, Esq.

Executive Vice President and General Counsel

Host Hotels & Resorts, L.P.

6903 Rockledge Drive, Suite 1500

Bethesda, Maryland 20817

(240) 744-1000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

with copy to: Scott C. Herlihy, Esq. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, DC 20005 Phone: (202) 637-2200 Fax: (202) 637-2201

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 325,000,000	$23,172.50

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.25% Exchangeable Senior Debentures Due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding. As of March 15, 2010, there was $325 million aggregate principal amount outstanding, resulting in an aggregate purchase price of $325 million.
**	Previously paid.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by Host Hotels & Resorts, L.P., a Delaware Limited partnership (the “Company”) on March 16, 2010 in connection with the Company’s offer to purchase for cash, on the terms and subject to the conditions set forth in the Company Repurchase Notice, dated March 16, 2010 and the related notice materials filed as exhibits to the Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”), any and all of the Company’s outstanding 3.25% Exchangeable Senior Debentures due 2024 (the “Debentures”).

Amendment No. 1 is the sole and final amendment to Schedule TO.

Item 4.

Item 4 is hereby amended and supplemented by adding the following:

The ability for holders of the Debentures (the “Holders”) to deliver a written notice of repurchase (a “Repurchase Notice”) pursuant to the Put Option expired at 5:00 p.m., New York City time, on April 13, 2010 (the “Repurchase Notice Date”). On April 15, 2010, the Company announced that no Holder validly tendered Debentures in the Put Option by delivering a Repurchase Notice that was not subsequently withdrawn as of the Repurchase Notice Date. Based on final information provided to the Company by The Bank of New York Mellon, the paying agent, no Debentures were validly tendered and accepted for purchase in the Put Option. Therefore, no consideration for the Debentures will be delivered to the paying agent on or prior to April 15, 2010. The full text of the Company’s press release, dated April 15, 2010, announcing the expiration and results of the Put Option is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Company Repurchase Notice to Holders of 3.25% Exchangeable Senior Debentures due 2024, dated March 16, 2010.

(a)(1)(B)*	Form of Substitute Form W-9.

(a)(5)(B)*	Press Release Regarding Put Option, dated March 16, 2010.

(a)(5)(C)**	Press Release Regarding Completion of Put Option, dated April 15, 2010.

(b)	Not applicable.

(d)(1)	Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to Host Marriott Corporation Current Report on Form 8-K dated August 6, 1998).

(d)(2)	Thirteenth Supplemental Indenture, dated as of March 16, 2004, by and among Host Marriott, L.P., Host Marriott Corporation, the Subsidiary Guarantors named therein and The Bank of New York, as trustee, to the Amended and Restated Indenture dated August 5, 1998 relating to the 3.25% Exchangeable Senior Debentures due 2024 (incorporated by reference to Exhibit 4.17 of Host Marriott Corporation’s Report on Form 10-Q for the quarter ended March 26, 2004, filed on May 3, 2004).

(d)(3)	Registration Rights Agreement, dated as of March 16, 2004, among Host Marriott Corporation, Host Marriott, L.P. and Goldman, Sachs & Co. as representatives of the several Initial Purchasers named therein related to the 3.25% Exchangeable debentures due 2024 (incorporated by reference to Exhibit 4.10 of Host Marriott Corporation’s Registration Statement on Form S-3 (SEC File No. 333-117229) filed with the Commission on July 8, 2004).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with Schedule TO.
**	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Host Hotels & Resorts, L.P.

By:	Host Hotels & Resorts, Inc., its general partner

By:	/s/ LARRY K. HARVEY
Name:	Larry K. Harvey
Title:	Executive Vice President and Chief Financial Officer

Dated: April 15, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Company Repurchase Notice to Holders of 3.25% Exchangeable Senior Debentures due 2024, dated March 16, 2010.

(a)(1)(B)*	Form of Substitute Form W-9.

(a)(5)(C)*	Press Release Regarding Put Option, dated March 16, 2010.

(a)(5)(C)**	Press Release Regarding Completion of Put Option, dated April 15, 2010.

(b)	Not applicable.

(d)(1)	Amended and Restated Indenture dated as of August 5, 1998, by and among HMH Properties, Inc., as Issuer, and the Subsidiary Guarantors named therein, and Marine Midland Bank, as Trustee (incorporated by reference to Host Marriott Corporation Current Report on Form 8-K dated August 6, 1998).

(d)(2)	Thirteenth Supplemental Indenture, dated as of March 16, 2004, by and among Host Marriott, L.P., Host Marriott Corporation, the Subsidiary Guarantors named therein and The Bank of New York, as trustee, to the Amended and Restated Indenture dated August 5, 1998 relating to the 3.25% Exchangeable Senior Debentures due 2024 (incorporated by reference to Exhibit 4.17 of Host Marriott Corporation’s Report on Form 10-Q for the quarter ended March 26, 2004, filed on May 3, 2004).

(d)(3)	Registration Rights Agreement, dated as of March 16, 2004, among Host Marriott Corporation, Host Marriott, L.P. and Goldman, Sachs & Co. as representatives of the several Initial Purchasers named therein related to the 3.25% Exchangeable debentures due 2024 (incorporated by reference to Exhibit 4.10 of Host Marriott Corporation’s Registration Statement on Form S-3 (SEC File No. 333-117229) filed with the Commission on July 8, 2004).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with Schedule TO.
**	Filed herewith.